

September 12, 2013

Via E-mail
Michael M. Achary
Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
P.O. Box 4019
Gulfport, Mississippi 39502

> **Re: Hancock Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated August 6, 2013**
> **File No. 000-13089**

Dear Mr. Achary:

We have reviewed your response letter dated August 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

1. We note your response to comment 2 in your letter dated August 6, 2013. You indicate that the sales price discount relative to the discounted appraisal values of collateral dependent loans reflects the inclusion of projected expenses and the assumption of other risks by the buyer (e.g. legal costs, litigation risk, holding costs, bankruptcy risk, etc.) that would be accounted for as future period expenses rather than included in the current impairment valuation.

    a. Please tell us why you believe these costs/risks should not be incorporated in the current impairment valuation and provide supporting accounting guidance. Specifically tell us why these costs/risks are not quantitative and qualitative factors that market participants would use in pricing the loans consistent with the fair value measurement guidance in ASC 820.

b. In the penultimate paragraph of the response, you indicate that other resolution strategies would not incur these costs/risks. Please provide us additional information about the other resolution strategies and why these strategies would not incur these costs/risks. Please clarify the principal market (or most advantageous market) for your impaired loans.

c. In the final paragraph of the response, you indicate that $10.2 million of the $16.2 million in charge-offs from the bulk sale, or 63%, were included in your historical loss rates in your collectively evaluated allowance methodology. You also state that you believe the additional discount related to the bulk sale structure was approximately 20%. Please explain the apparent inconsistency between the 20% discount and excluding 37% of the charge-off's from the allowance methodology. Additionally, please provide us supporting accounting guidance for excluding charge-offs from historical losses in your collectively evaluated allowance methodology.

d. We note that certain loan relationships detailed in Appendix A have an ASC 310-10 reserve that is greater than the excess of the recorded investment over the discounted appraisal amount (e.g. loans 4, 10, 14, 21). Please clarify to us how the ASC 310-10 reserve was calculated.

2. We note your response to comment 5 in your letter dated August 6, 2013. You disclose in response to comment 2 that in your fair value measurement for collateral dependent loans you discount third party appraisals based on the historical sales proceeds compared to appraised values. This discount appears to meet the definition of a level 3 input. This input also appears to be significant to the entire measurement and therefore, the entire measurement should be categorized within Level 3 of the fair value hierarchy. Refer to ASC 820-10-35-38A. Please revise your disclosure accordingly or tell us why you do not believe the discount is a level 3 input. Additionally, please disclose the information required by ASC 820-10-50-2.bbb and c.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant